CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “*”.

May 4, 2012

Via EDGAR

U.S. Securities and Exchange Commission
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Colfax Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-34045

Dear Ms. Blye:

On behalf of Colfax Corporation (“the Company” or “we,” “us,” or “our”), this letter is in response to the staff’s comments, dated March 21, 2012, regarding certain risk factors identified in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011.  The responses to the staff’s comments are numbered to correspond to the comments in your letter.

1.
Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of March 11, 2008 and April 4, 2008.  We note the disclosure that your board prohibited sales to Iran in 2010, but we note also that Allweiler’s website provides contact information for sales in Iran and ESAB Middle East’s website provides contact information for a dealer in Iran called ESAB Iran.  We also note that your website lists contact information for Syria; that Allweiler’s website lists contact information for sales in Syria and Sudan; and that ESAB Middle East’s website lists contact information for a dealer in Syria.

As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls.  Please tell us about any contacts with these countries since your 2008 letters, including past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements.  Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

Response:

The Company has very limited contacts with Iran, Sudan, and Syria (the “sanctioned countries”) through sales by the Company’s independently operated non-U.S. subsidiaries to customers located in those countries.1  The Company believes that these non-U.S. activities are either not subject to or are in compliance with U.S. laws and regulations.  Further, the non-U.S. subsidiaries do not maintain offices, assets, or employees in the sanctioned countries.

On January 13, 2012, the Company acquired Charter International, plc, a Jersey corporation with headquarters in Ireland.  Charter’s two business divisions, ESAB and Howden, continue to operate as independent non-U.S. subsidiaries of the Company.

As described in more detail below, we do not believe that our non-U.S. subsidiaries’ activities in the sanctioned countries, either individually or in the aggregate, are material to our overall financial performance or constitute a material risk to our investors.  In reaching this conclusion, the Company has considered quantitative factors, including the fact that sales to the sanctioned countries represented *.  We have also considered qualitative factors that, as discussed below, include compliance with U.S. laws and regulations, and the commercial, non-military nature of the sales.

Compliance Program

The Company maintains a comprehensive trade compliance program designed to ensure that the Company and its subsidiaries comply with applicable trade laws and regulations, including U.S. sanctions programs.  Pursuant to this program, sales to Cuba, Iran, Sudan, and Syria are prohibited from all U.S. companies.  Non-U.S. subsidiaries are prohibited from dealing with Cuba and engaging new business in Iran. Any sales to Sudan and Syria must be vetted by foreign subsidiaries through the Company’s compliance program to ensure compliance with U.S. and other applicable sanctions and trade laws.  This program, among other controls, prohibits U.S.-origin content from being sold to U.S.-sanctioned destinations, prohibits U.S. person involvement in any transaction with a sanctioned country, and is designed to prevent impermissible transactions with a prohibited or denied party under the applicable regulations.  These procedures are implemented through a variety of compliance tools, including policies, ERP system screening and compliance holds, and extensive employee training and awareness.

________________________
1	There were no sales to Cuba during the period of review.

Policies

The Company prohibits all sales to sanctioned countries from any U.S. operation.  All non-U.S. subsidiaries are prohibited from engaging any new business in Iran pursuant to a policy adopted by our Board in March 2010.  The Company also prohibits its U.S. businesses, U.S. personnel, and any employees of non-U.S. subsidiaries who are U.S. persons from participating in, approving, or otherwise facilitating any aspect of the business activities in any U.S.-sanctioned country.

Prior to their acquisition by the Company, ESAB and Howden maintained a compliance program designed to prevent violation of applicable sanctions laws, including applicable U.S. sanctions programs.  *.  Since their acquisition by the Company, ESAB and Howden are being integrated into the Company’s trade compliance program.  This program is designed to ensure compliance with all U.S. trade regulations, including U.S. sanctions on Cuba, Iran, Sudan, and Syria.

Website References

Your letter identified several Company website references to sales contacts in Iran, Syria, and Sudan:

Allweiler’s website provides contact information for sales in Iran and ESAB Middle East’s website provides contact information for a dealer in Iran called ESAB Iran.

Prior to acquisition by the Company, we understand that ESAB ended direct contacts in Iran, including the Iran sales office referenced in your letter, which was liquidated in early 2012.  Accordingly, that sales office is no longer active and has been removed from the ESAB’s website.  *.

Pursuant to the Company’s policy prohibiting new direct or indirect business in Iran, Allweiler has ended its relationship with distributors in Iran.  That sales contact has been removed from Allweiler’s website.

We also note that your website lists contact information for Syria; that Allweiler’s website lists contact information for sales in Syria and Sudan; and that ESAB Middle East’s website lists contact information for a dealer in Syria.

As of January 2012, we understand that ESAB has stopped taking any new direct or indirect business in Syria.  ESAB terminated its relationship with the dealer in Syria and has removed that contact information from its website.  Additionally, the sales contact in Syria has been removed from the Company’s, Allweiler’s, and Houttuin’s websites.  The listing for sales contact information in Sudan has also been removed from Allweiler’s website.  The Company has also instructed its third-party distributor based in Egypt to remove Syria and Sudan references from its website and expects the removal to be completed shortly.

Colfax Corporation: U.S. Businesses

No U.S. subsidiary of the Company has engaged in direct or indirect transactions with the sanctioned countries in the past four fiscal years and first quarter of 2012 pursuant to the Company’s trade compliance program.  The Company’s U.S. businesses have no other past, current, or anticipated contacts with the sanctioned countries.

Completed Sales	2008	2009	2010	2011	Q1 2012
Colfax Fluid Handling
Iran	$0	$0	$0	$0	$0
Syria	$0	$0	$0	$0	$0
Sudan	$0	$0	$0	$0	$0
ESAB North America	N/A	N/A	N/A	N/A
Iran					$0
Syria					$0
Sudan					$0
Howden North America	N/A	N/A	N/A	N/A
Iran					$0
Syria					$0
Sudan					$0
Total	$0	$0	$0	$0	$0
Percent of Total Net Sales	0%	0%	0%	0%	0%

Colfax Corporation: Non-U.S. Businesses2

As of the first quarter of 2012, there are no sales by the Company’s Colfax Fluid Handling independent non-U.S. business to Iran, Syria, or Cuba, and only a small volume of sales to Sudan, based on a review of sales data.  There are no outstanding contacts between the Colfax Fluid Handling division and the sanctioned countries.  *.

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2           *.

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*
*	*	*	*3	*4	*
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*					*
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*	*	*	*	*	*

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

The Company believes that its contacts with sanctioned countries, both individually and in the aggregate, are not material to the Company’s overall financial performance and do not constitute a material risk to the Company’s reputation or to the Company’s security holders.  This determination is based on quantitative and qualitative considerations, as detailed below.

Quantitative Considerations

Based on a review of the Company’s sales data described above, including direct and indirect sales to Iran, Sudan, and Syria, the Company believes that its contacts with sanctioned countries are not quantitatively material.  As detailed in the table below, sales to sanctioned countries constitute a small fraction of the Company’s total net sales over the requested period of review.  *.

_____________________________________________
3 *.

4 *.

	*	*	*	*	*
*	*	*	*	*	*
*	*	*	*	*	*

Furthermore, neither the Company nor any of its subsidiaries maintain offices, assets, or employees in sanctioned countries.

Based on the Company’s immaterial sales to sanctioned destinations as detailed above and the Company’s limited contacts with sanctioned countries as detailed above, the Company believes its contacts with sanctioned countries are quantitatively immaterial.

Qualitative Considerations

The Company does not believe that its contacts with sanctioned countries present a material risk to the Company, our reputation, or to our investors based on our analysis of the following qualitative considerations.

The Company’s compliance program requires full adherence to U.S. sanctions laws and regulations.  This program prohibits contacts between any of the Company’s U.S. businesses and sanctioned countries.  Contacts by non-U.S. subsidiaries are also required to adhere to the Company’s trade compliance policies and procedures, which include a variety of compliance tools, including screening, compliance holds, compliance review and analysis of contacts with sanctioned countries, a prohibition on the sale or transfer of U.S.-origin goods or goods with more than a de minimis amount of U.S.-origin content to sanctioned countries, and a prohibition of U.S. person or entity involvement with sanctioned destinations, among other controls.  This program is deemed by the Company to meet and exceed industry compliance standards.

The Company also understands that the products sold by its independent non-U.S. subsidiaries in the sanctioned countries are for commercial end use, primarily in the fluid-handling, commercial marine, and power generation industries.  To the best of the Company’s knowledge, its products are not sold to military end users or for military uses.

Based on the foregoing factors, the Company does not believe that the limited sales by its non-U.S. subsidiaries in sanctioned countries are material, individually or in the aggregate, to the Company’s overall business or constitute a material investment risk for our shareholders, either in quantitative or qualitative terms.

3.	Please tell us whether any of the contacts you describe in response to the foregoing comments involve or have involved the provision of products, including component parts,

or services that have military uses.  Discuss also whether, and the extent to which, the governments of the references countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

Information reviewed in preparing this response indicates that none of the products sold by the Company’s non-U.S. subsidiaries in sanctioned countries were designed or engineered for military use.  Of course, all of the Company’s products are “dual use” in nature – with some, but not all, products being controlled for export – because they could theoretically be used for commercial or military purposes.  However, none of the products sold to customers in sanctioned countries were sold to or for end use by military or intelligence agencies in those countries, and, based on the sales data cited above, were sold in compliance with all applicable export laws and regulations.  To the Company’s knowledge, none of the Company’s products sold to customers in sanctioned countries are used in military or military-related applications.

Further, non-U.S.-origin products sold in sanctioned countries by the Company’s non-U.S. subsidiaries are not subject to the U.S. Department of Commerce’s Export Administration Regulations.

None of the governments of sanctioned countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connections with the sales of the Company’s non-U.S. subsidiaries in sanctioned countries.

In accordance with regular monitoring of its compliance program, the Company will continue to evaluate and monitor its U.S. and non-U.S. subsidiaries’ sales to ensure adherence to all applicable trade regulations.  Additional information will be provided in a supplemental response if necessary.

***

The Company hereby acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ A. Lynne Puckett

A. Lynne Puckett
Senior Vice President and General Counsel